15049016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8- 67849

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Puma Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 North Broadway, Suite 803
(No. and Street)

White Plains (City) NY (State) 10601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ivan Greenstein 732-828-0202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith + Brown, PC
(Name – *if individual, state last, first, middle name*)

One Spring Street (Address) New Brunswick (City) NJ (State) 08901 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joshua Greenstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Puma Capital, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

STEPHEN J. NELSON
NOTARY PUBLIC
STATE OF NEW YORK
No. 02NE6092147
Qualified in Westchester County
My Commission Expires May 12, 2015

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

WithumSmith+Brown, PC
AUDIT • TAX • ADVISORY

One Spring Street
New Brunswick, NJ 08901
732 828 1614 fax 732 828 5156
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado and Grand Cayman

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
Puma Capital, LLC

We have audited the accompanying statement of financial condition of Puma Capital, LLC as of December 31, 2014. This financial statement is the responsibility of Puma Capital, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Puma Capital, LLC as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 26, 2015

PUMA CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS	
CASH	$136,875
SECURITIES OWNED, AT FAIR VALUE (NOTES 3 AND 6)	1,928,813
RECEIVABLE FROM BROKER	65,214
DUE FROM CLEARING FIRMS, INCLUDING DEPOSITS OF $750,000 (NOTE 6)	1,181,173
EMPLOYEE ADVANCES	129,931
PROPERTY AND EQUIPMENT, NET (NOTE 2)	44,367
OTHER ASSETS	151,361
	$3,637,734
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES	
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$681,997
DUE TO AFFILIATE (NOTE 8)	664,306
SECURITIES SOLD, BUT NOT YET PURCHASED, AT FAIR VALUE (NOTES 3 AND 6)	96,456
LIABILITIES	1,442,759
MEMBERS' EQUITY	
COMMON MEMBERS' CAPITAL	1,194,975
PREFERRED MEMBERS' CAPITAL	1,000,000
MEMBERS' EQUITY	2,194,975
	$3,637,734

Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT.
The accompanying notes are an integral part of this financial statement.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Puma Capital, LLC (the "Company"), was organized in February 2007 and began operations on January 7, 2008. The Company was formed under the Securities Exchange Act of 1934 and is registered with the Securities Exchange Commission ("SEC"). On July 24, 2008, the Company received authorization from the Financial Industry Regulation Authority (FINRA), to operate as a registered broker-dealer. The Company acts as a market maker and holds shares of a particular equity security in order to facilitate trading in that security.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances in excess of federally insured limits.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy

Generally accepted accounting principles require the Company to report its investments in securities at estimated fair value on a recurring basis. Fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. A three-tier hierarchy was established to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs); and to establish classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments. The hierarchy is summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical investments

Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)

Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

Valuation Techniques-Exchange Traded Securities

Securities and other investments traded on a national exchange or on the national market system of NASDAQ are valued at their last reported sale price or, if there has been no sale on that date, at the closing "bid" price if long, or closing "ask" price if short. Other securities or investments for which over-the-counter market quotations are available are valued at their last reported sale price or, if there had been no sale on that date, at closing "bid" price if long, or closing "ask" price if short as reported by a reputable source selected by the Company. Exchange traded securities are generally categorized in Level 1 of the fair value hierarchy, with those exchange traded securities trading less than actively, categorized in Level 2.

Securities Transactions and Revenue Recognition

Securities transactions, along with related commission income and clearing costs, are reported on a trade date basis. Gains and losses on securities trading were earned by the Company by making markets in equities. Realized and unrealized gains and losses are reflected in net gain on principal transactions in the statement of operations.

Interest income is recognized on an accrual basis.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred.

Depreciation and Amortization

Depreciation and amortization of property and equipment is computed using the straight-line method at various rates based upon the estimated useful lives of the assets. The range of estimated useful lives is summarized as follows:

Computer equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	5 years
Computer software	3 years

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. Consequently, these jurisdictional income taxes are not payable by the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the operating agreement of the Company. The Company is subject to a New York City tax. Due to current year losses, no provision for New York City income taxes is reflected in the accompanying financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (continued)

The Company assesses its tax positions in accordance with "Accounting for Uncertainties in Income Taxes" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Generally, the Company is no longer subject to income tax examinations by its major taxing authorities for years before 2011.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analysis of and changes to tax laws, regulations and interpretations thereof.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date and the reported amounts of revenues and expenses for the year presented. Actual results could differ from those estimates.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2014 consisted of the following:

Computer equipment	$ 77,059
Furniture and fixtures	48,267
Leasehold improvements	35,490
Computer software	25,801
	186,617
Less: accumulated depreciation and amortization	142,250
	$ 44,367

Depreciation expense for the year ended December 31, 2014 amounted to $35,381.

Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

NOTE 3. FAIR VALUE MEASUREMENT

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with fair value measurements and the Company's accounting policies as disclosed in Note 1. The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2014:

ASSETS, at fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity securities owned	$1,842,320	$ 86,493	$ -	$1,928,813
LIABILITIES, at fair value				
Equities securities sold, but not yet purchased	$ 96,546	$ -	$ -	$ 96,546

There were no transfers of securities among the levels of the fair value hierarchy during the year.

NOTE 4. SUBORDINATED LOANS

On July 24, 2008, the Company executed two subordinated loan agreements with a member. The principal amount of each loan was $750,000 (aggregating $1,500,000), the interest rate is 8 percent per annum, accrued monthly, and the principal and interest were payable on the original maturity date, July 31, 2011. On July 26, 2011, FINRA accepted an amendment that extended the maturity date of these two loans to July 13, 2013. On March 16, 2012, FINRA approved a partial prepayment on one of these loans in the amount of $500,000. On August 21, 2012, FINRA accepted an amendment that extended the maturity of these two loans ($250,000) to July 31, 2014 and ($750,000) September 30, 2014. Principal and accrued interest were paid at maturity on both loans.

NOTE 4. SUBORDINATED LOANS (Continued)

The loans were made under agreements pursuant to the rules and regulations of the Securities and Exchange Commission, approved by FINRA and are subordinated to the claims of general creditors.

Interest expense related to these loans for the year ended December 31, 2014 amounted to $61,170.

NOTE 5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer engaged in activities as a market maker, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or one-fifteenth of "Aggregate Indebtedness", as defined or $2,500 per security for securities with a market value greater than $5 per share, and $1,000 per security for securities with a market value of $5 or less with a maximum of $1,000,000. At December 31, 2014, the Company's "Net Capital" was $1,434,995, which exceeded requirements by $434,995 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.94 to 1.

NOTE 6. RISK CONCENTRATIONS

Clearing and Depository Operations

The clearing and depository operations for the Company's securities transactions are provided primarily by Apex Clearing Corp. ("Apex"), a brokerage firm whose principal office is in Dallas, Texas. Additionally, the Company maintains a relationship with BNP Paribas ("BNP"), a French bank and financial services company with global headquarters in Paris. The Company did maintain a relationship with Lek Securities Corporation ("Lek Securities"), a brokerage firm whose principal office is in New York, NY The clearing relationship with Lek was terminated on October 2, 2014. At December 31, 2014, deposits held by Apex were $500,000 and deposits held by BNP were $250,000.

Securities Sold, But Not Yet Purchased

At December 31, 2014, securities sold, but not yet purchased, consisted primarily of United States and Foreign corporate equities. Subsequent market fluctuation may require the Company to purchase these securities at prices which exceed the carrying value in the accompanying financial statements. Additionally, the securities owned and the cash held by the clearing broker serves as collateral for the short-sale liability.

NOTE 7. PREFERRED MEMBERSHIP UNITS

On September 18, 2014 the Board of Managers of the Company agreed to issue Preferred Membership Units to two of its Members in exchange for an additional Capital Contribution to the Company. Each member contributed $500,000 and in return the Company issued 500 Preferred Units to each Member. The preferred Members will receive a 9% Preferred return on their Capital Contribution paid quarterly. The Preferred Membership Units also provide for the preferred members to receive distributions equal the total capital contributed by such preferred members and any unpaid Preferred Return. Once this occurs, the preferred membership units will be automatically redeemed. At December 31, 2014, the unpaid Preferred Return was $22,500 and classified as a component of accounts payable and accrued expenses.

NOTE 8. RELATED PARTY TRANSACTIONS

Management and Administrative Services

The Company receives management and administrative services, including the use of office facilities and equipment, from an entity affiliated by virtue of common control ("Affiliate"). In this regard, the Affiliate incurs operating expenses and provides facilities for the Company in consideration of an administrative service fee. For the year ended December 31, 2014 the Company incurred $104,088 of administrative service fees consisting of salaries, which are included as a component of professional fees in the accompanying statement of operations. Additionally, the Affiliate pays certain expenses on behalf of the Company for which the Company is obligated to reimburse the Affiliate, which amounted to $2,768,066 for the year ended December 31, 2014. At December 31, 2014, $664,306 was due to the Affiliate for unpaid administrative services and operating expenses.

NOTE 9. COMMITMENTS_AND CONTINGENCIES

Lease Commitments

The Company was obligated under a non-cancelable operating lease for its office in New York, New York, which expired March 2014. The operating lease also requires the Company to pay for utilities, common area and maintenance charges. The Company delivered to the landlord an irrevocable standby letter of credit for $39,096 to serve as a security deposit. The collateral for this letter of credit is a certificate of deposit owned by the Company. At December 31, 2014, the certificate of deposit has been closed and the funds were transferred to Puma Capital's operating account at Sabadell. During 2013, the Company subleased this facility under a non-cancelable agreement expiring in March 2014, with rentals under this sublease amounting to $68,825 during the year ended December 31, 2013. This lease was not renewed or extended, on March 31, 2014 the facility was returned to the landlord.

The Company is also obligated under a non-cancelable operating lease for its second office in Red Bank, New Jersey, expiring November 2015.

Additionally, the Company leased a third office in White Plains, New York, expiring April 2016.

The approximate future minimum rentals under these leases for the years subsequent to December 31, 2014 are as follows:

2015	$ 123,000
2016	23,000
	$146,000

Rental expense related to these leases amounted to $174,915 for the year ended December 31, 2014.

Contingencies

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

NOTE 10. EXEMPTION FROM RULE 15c3-3

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 pursuant to provision (k)(2)(ii) with respect to clearing all transactions on a fully disclosed basis through its clearing firms.